Better Choice Company Inc.

12400 Race Track Road
Tampa, FL 33626

June 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer Angelini

Re:	Better Choice Company Inc.
Registration Statement on Form S-1
Filed on May 24, 2021
File No. 333-256405

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR dated June 22, 2021 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, June 24, 2021 at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance in this matter.

Very truly yours,

BETTER CHOICE COMPANY INC.

By:	/s/ Sharla A. Cook
Name:	Sharla A. Cook
Title:	Chief Financial Officer

cc:	Louis Lombardo, Esq., Meister Seelig & Fein LLP